EXHIBIT 11
Flagstar Bancorp, Inc.
Computation of Net (Loss) Earnings per Share
     Net (loss) earnings per share — basic and net (loss) earnings per share — diluted are computed by dividing each such (loss) earnings per share by the weighted average number of common stock and common stock equivalents outstanding during the period, respectively (in thousands, except per share data).

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Net (loss) earnings	$(32,055)	$20,752	$(9,165)	$68,303
Average common shares outstanding	60,265	63,548	61,450	63,475
Net (loss) earnings per share – basic	$(0.53)	$0.33	$(0.15)	$1.08
Average common share equivalents outstanding	60,636	64,304	61,874	64,323
Net (loss) earnings per share — diluted	$(0.53)	$0.32	$(0.15)	$1.06

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